FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 10/29/2019

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing third quarter 2019 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                By: /s/ Máximo Vedoya
Name: Pablo Brizzio                Name: Máximo Vedoya
Title: Chief Financial Officer            Title: Chief Executive Officer

Dated: October 29, 2019

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Third Quarter and First Nine Months of 2019 Results

Luxembourg, October 29, 2019 – Ternium S.A. (NYSE: TX) today announced its results for the third quarter and first nine months ended September 30, 2019.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with IAS 34 “Interim financial reporting” (IFRS) and presented in US dollars ($) and metric tons.

Summary of Third Quarter 2019 Results

	3Q 2019	2Q 2019		3Q 2018

Steel Shipments (tons)	3,057,000	3,333,000	-8%	3,143,000	-3%
Iron Ore Shipments (tons)	904,000	835,000	8%	914,000	-1%
Net Sales ($ million)	2,419.5	2,725.8	-11%	2,999.2	-19%
Operating Income ($ million)	224.4	235.4	-5%	708.9	-68%
EBITDA[1] ($ million)	381.7	401.5	-5%	856.5	-55%
EBITDA Margin (% of net sales)	15.8%	14.7%		28.6%
EBITDA per Ton[2] ($)	124.9	120.5		272.5
Financial Expense, Net ($ million)	(32.1)	(2.6)		(89.9)
Income Tax Expense ($ million)	(83.5)	(46.0)		(80.8)
Net Income ($ million)	110.6	207.2		560.8
Equity Holders' Net Income ($ million)	94.5	184.8		523.6
Earnings per ADS[3] ($)	0.48	0.94		2.67

•	EBITDA of $381.7 million, 5% lower sequentially, with slightly higher EBITDA margin and lower shipments.

•	Earnings per ADS of $0.48, a decrease of $0.46 per ADS, with a negative effect of the Argentine peso depreciation and higher effective tax rate.

•	Capital expenditures of $257.3 million, down from $280.5 million in the second quarter.

•	Net debt position[4] of $1.5 billion at the end of September 2019, a $0.2 billion decrease in the third quarter 2019 and equivalent to 0.9 times net debt to last twelve months EBITDA.

Ternium’s operating income in the third quarter 2019 was $224.4 million, reflecting lower slab sales to third parties and slightly higher operating margin. Operating income in the third quarter 2019 decreased $11.0 million sequentially, mainly due to a 276,000-ton decrease in steel shipments and a $28 decrease in steel revenue per ton, partially offset by a $27 decrease in operating cost per ton5. Operating cost per ton decreased in the third quarter 2019 compared to the second quarter mainly reflecting lower purchased slab and raw material costs, lower maintenance expenses and lower labor costs. These changes included a net positive accounting effect on the cost per ton of Ternium Argentina (which uses the Argentine peso as its functional currency) as a result of a 26% depreciation of the Argentine peso and a 12% inflation rate recorded in the third quarter 2019. Steel revenue per ton decreased mainly reflecting lower steel prices in Mexico and Other Markets. The decrease in the company's shipments was mainly the result of a 331,000-ton decrease in Other Markets, mostly slab sales to third parties, partially offset by a 59,000-ton increase in Mexico.

Compared to the third quarter 2018, the company’s operating income in the third quarter 2019 decreased $484.6 million, due mainly to an year-over-year $157 decrease in steel revenue per ton and an 86,000-ton decrease in shipments. Revenue per ton decreased mainly as a result of lower steel prices in Ternium's markets after a strong pricing environment in the third quarter 2018. The year-over-year decrease in the company's shipments was mainly the result of a 147,000-ton decrease in Other Markets, mostly slab sales to third parties, and a 43,000-ton decrease in the Southern Region, partially offset by a 103,000-ton increase in Mexico.

The company’s net income in the third quarter 2019 was $110.6 million. Compared to net income of $207.2 million in the second quarter 2019, net income in the third quarter 2019 decreased $96.5 million mainly due to a higher effective tax rate, lower financial results, lower results from the equity in Usiminas and slightly lower operating income. Financial results in the third quarter 2019 included a negative effect of the Argentine peso’s depreciation against the US dollar. Relative to the prior-year-period, net income in the third quarter 2019 decreased $450.1 million mainly due to lower operating income, a higher effective tax rate and lower results from the equity in Usiminas, partially offset by better financial results.

Summary of First Nine Months of 2019 Results

	9M 2019	9M 2018

Steel Shipments (tons)	9,594,000	9,987,000	-4%
Iron Ore Shipments (tons)	2,659,000	2,759,000	-4%
Net Sales ($ million)	7,853.4	8,818.7	-11%
Operating Income ($ million)	766.9	1,725.7	-56%
EBITDA[6] ($ million)	1,251.2	2,184.8	-43%
EBITDA Margin (% of net sales)	15.9%	24.8%
EBITDA per Ton ($)	130.4	218.8
Financial Expense, Net ($ million)	(62.3)	(240.3)
Net Income ($ million)	543.2	1,226.7
Equity Holders' Net Income ($ million)	497.6	1,156.1
Earnings per ADS ($)	2.53	5.89

•	EBITDA of $1.3 billion, 43% lower year-over-year with lower EBITDA margin and shipments.

•	Earnings per ADS of $2.53, a year-over-year decrease of $3.35 per ADS.

•	Capital expenditures of $748.4 million, up from $346.5 million in the first nine months of 2018 as Ternium's investment program progresses as planned.

•	Free cash flow[7] of $513.4 million in the first nine months of 2019.

Ternium's operating income in the first nine months of 2019 was $766.9 million, decreasing $958.7 million year-over-year, mainly due to $60 lower revenue per ton, a $29 increase in operating cost per ton and a 393,000-ton decrease in shipments. Revenue per ton decreased mainly as a result of lower steel prices in

Ternium's markets following a strong pricing environment in the first nine months of 2018. The increase in the steel segment's operating cost per ton mainly reflected net higher raw material and energy costs, partially offset by lower labor costs and maintenance expenses. Shipments decreased in the first nine months of 2019 reflecting a 342,000-ton decrease in the Southern Region, mainly due to a combination of weaker steel demand and a destocking process in the value chain, and a 260,000-ton decrease in Mexico, mainly reflecting a softer commercial market in the first nine months of 2019 and a strong level of shipments in the first nine months of 2018 in anticipation of rising steel prices, partially offset by a 209,000-ton increase in Other Markets mainly as a result of higher sales of slabs to third parties.

The company's net income in the first nine months of 2019 was $543.2 million, compared to net income of $1.2 billion in the first nine months of 2018. The $683.5 million year-over-year decrease was mainly due to lower operating income, partially offset by better financial results and a lower income tax expense.

Outlook

Ternium expects EBITDA to decrease in the fourth quarter 2019 compared to the third quarter 2019 due to reduced shipments and a lower steel margin.

Steel pricing in Mexico and the United States has been particularly challenging of late, with prices sliding to new lows in October after a mild recovery in July and August. Although steel prices currently appear to be bottoming out, Ternium expects lower realized prices in Mexico in the fourth quarter 2019 due to the lag related to contract price resets. While shipments in Mexico recovered slightly during the third quarter 2019, volumes in the country are expected to decrease sequentially in the fourth quarter 2019 mainly due to seasonality, a domestic construction sector that remains soft, and a relatively flat level of industrial customer orders.

In Argentina, shifting expectations caused by the election process brought significant volatility to the main macroeconomic variables of the country. As a result, the company anticipates shipments in this market to remain at low levels in the fourth quarter 2019.

Analysis of Third Quarter 2019 Results

Net gain attributable to Ternium’s equity owners in the third quarter 2019 was $94.5 million, compared to net gain attributable to Ternium’s equity owners of $523.6 million in the third quarter 2018. Including non-controlling interest, net gain for the third quarter 2019 was $110.6 million, compared to net gain of $560.8 million in the third quarter 2018. Earnings per ADS in the third quarter 2019 were $0.48, compared to earnings per ADS of $2.67 in the third quarter 2018.
Net sales in the third quarter 2019 were $2.4 billion, or 19% lower than net sales in the third quarter 2018. The following table outlines Ternium’s consolidated net sales for the third quarter 2019 and the third quarter 2018:

	Net Sales (million $)
	3Q 2019	3Q 2018	Dif.
Mexico	1,334.9	1,521.3	-12%
Southern Region	406.0	506.9	-20%
Other Markets	594.7	867.9	-31%
Total steel products net sales	2,335.6	2,896.2	-19%
Other products[1]	83.9	102.8	-18%
Steel segment net sales	2,419.5	2,999.0	-19%

Mining segment net sales	111.7	66.6	68%
Intersegment eliminations	(111.7)	(66.4)
Net sales	2,419.5	2,999.2	-19%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was $2.0 billion in the third quarter 2019, a decrease of $84.2 million compared to the third quarter 2018. This was principally due to $38.8 million, or 2%, decrease in raw material and consumables used, mainly reflecting a 3% decrease in steel shipment volumes partially offset by net higher purchased slabs and raw material costs; and to a $45.4 million decrease in other costs, mainly including a $30.5 million decrease in labor costs and a $22.7 million decrease in maintenance expenses, partially offset by a $10.2 million increase in depreciation of property, plant and equipment.

Selling, General & Administrative (SG&A) expenses in the third quarter 2019 were $208.3 million, or 9% of net sales, a decrease of $8.6 million compared to SG&A expenses in the third quarter 2018 mainly due to lower labor costs.

Operating income in the third quarter 2019 was $224.4 million, or 9% of net sales, compared to operating income of $708.9 million, or 24% of net sales in the third quarter 2018. The following table outlines Ternium’s operating income by segment for the third quarter 2019 and third quarter 2018:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	3Q 2019	3Q 2018	3Q 2019	3Q 2018	3Q 2019	3Q 2018	3Q 2019	3Q 2018
Net Sales	2,419.5	2,999.0	111.7	66.6	(111.7)	(66.4)	2,419.5	2,999.2
Cost of sales	(2,042.8)	(2,080.4)	(61.6)	(62.2)	110.3	64.4	(1,994.1)	(2,078.3)
SG&A expenses	(204.6)	(213.6)	(3.7)	(3.3)	—	—	(208.3)	(216.9)
Other operating income, net	7.0	4.8	0.3	0.1	—	—	7.3	4.9
Operating income	179.0	709.8	46.7	1.2	(1.4)	(2.1)	224.4	708.9

EBITDA	324.3	844.6	58.7	13.9	(1.4)	(2.1)	381.7	856.5

Steel reporting segment

The steel segment’s operating income was $179.0 million in the third quarter 2019, a decrease of $530.7 million compared to the third quarter 2018, reflecting lower net sales, partially offset by slightly lower operating costs.

Net sales of steel products in the third quarter 2019 decreased 19% compared to the third quarter 2018, reflecting lower revenue per ton and a 86,000-ton decrease in shipments. Revenue per ton decreased 17%, as a result of lower realized steel prices in Ternium's markets. Shipments decrease 3%year-over-year mainly as a result of lower volumes in Other Markets and Southern Region, partially offset by higher shipments in Mexico.

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	3Q 2019	3Q 2018	Dif.	3Q 2019	3Q 2018	Dif.	3Q 2019	3Q 2018	Dif.
Mexico	1,334.9	1,521.3	-12%	1,628.6	1,525.2	7%	820	997	-18%
Southern Region	406.0	506.9	-20%	503.8	546.5	-8%	806	928	-13%
Other Markets	594.7	867.9	-31%	924.3	1,071.3	-14%	643	810	-21%

Total steel products	2,335.6	2,896.2	-19%	3,056.8	3,143.0	-3%	764	921	-17%
Other products[1]	83.9	102.8	-18%

Steel segment	2,419.5	2,999.0	-19%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Operating cost decreased slightly due to the above mentioned 3% decrease in shipments, offset by a 1% increase in cost per ton.

Mining reporting segment

The mining segment’s operating income was $46.7 million in the third quarter 2019, compared to $1.2 million in the third quarter 2018, mainly reflecting higher iron ore sales.

Mining products net sales in the third quarter 2019 increased $45.1 million, mainly as a result of a 70% increase in revenue per ton.

	Mining segment
	3Q 2019	3Q 2018	Dif.
Net Sales (million $)	111.7	66.6	68%
Shipments (thousand tons)	904.4	914.5	-1%
Revenue per ton ($/ton)	124	73	70%

Operating cost remained stable year-over-year. Even though operating cost per ton increase slightly compared to the same quarter in the previous year, this was partially offset by a 1% decrease in shipments.

EBITDA in the third quarter 2019 was $381.7 million, or 16% of net sales, compared to $856.5 million, or 29% of net sales, in the third quarter 2018.

Net financial results were a $32.1 million loss in the third quarter 2019, compared to a $89.9 million loss in the third quarter 2018. During the third quarter 2019, Ternium’s net financial interest results totaled a loss of $11.0 million, compared to a loss of $35.0 million in the third quarter 2018.

Net foreign exchange results were a loss of $50.8 million in the third quarter 2019 compared to a loss of $116.7 million in the third quarter 2018. The net loss in the third quarter 2019 was mainly due to the negative impact of the Argentine peso’s 26% depreciation against the U.S. dollar on Ternium Argentina’s US dollar financial position (which uses the Argentine peso as its functional currency), partially offset by the positive impact of the Brazilian real's 8% depreciation against the US dollar on a net short local currency position in Ternium's Brazilian subsidiary.

Change in fair value of financial instruments included in net financial results was a $4.1 million loss in the third quarter 2019 compared to a $29.4 million loss in the third quarter 2018.

The effect of inflation on Ternium’s Argentine subsidiaries and associates’ short net monetary position, as a result of the application of IAS 29, was a gain of $32.9 million in the third quarter 2019 compared to a gain of $93.4 million in the third quarter 2018.

Equity in results of non-consolidated companies was a gain of $1.9 million in the third quarter 2019, compared to a gain of $22.6 million in the third quarter 2018 mainly due to lower results from Ternium's investment in Usiminas.

Income tax expense in the third quarter 2019 was $83.5 million, or 43% of income before income tax expense, compared to an income tax expense of $80.8 million in the third quarter 2018, or 13% of income before income tax expense. The year-over-year change in the effective tax rate included the effect of non-cash results on deferred taxes due to the fluctuation of the Mexican peso against the U.S. dollar (2% depreciation in the third quarter 2019 and 6% appreciation in the third quarter 2018) which changes, in U.S. dollar terms, the tax base used to calculate deferred taxes at our Mexican subsidiaries (which have the U.S dollar as their functional currency).

Net gain attributable to non-controlling interest in the third quarter 2019 was $16.1 million, compared to net gain of $37.2 million in the same period in 2018.

Analysis of First Nine Months of 2019 Results

Net income attributable to Ternium’s equity owners in the first nine months of 2019 was $497.6 million, compared to $1.2 billion in the first nine months of 2018. Including non-controlling interest, net income for the first nine months of 2019 was $543.2 million, compared to net income of $1.2 billion in the first nine months of 2018. Earnings per ADS in the first nine months of 2019 were $2.53, compared to earnings of $5.89 in the first nine months of 2018.
Net sales in the first nine months of 2019 were $7.9 billion, 11% lower than net sales in the first nine months of 2018. The following table outlines Ternium’s consolidated net sales for the first nine months of 2019 and the first nine months of 2018:

	Net Sales (million $)
	9M 2019	9M 2018	Dif.
Mexico	4,127.5	4,694.1	-12%
Southern Region	1,166.7	1,459.1	-20%
Other Markets	2,315.0	2,370.4	-2%
Total steel products net sales	7,609.2	8,523.5	-11%
Other products[1]	244.2	294.2	-17%
Steel segment net sales	7,853.4	8,817.7	-11%

Mining segment net sales	264.3	210.1	26%
Intersegment eliminations	(264.3)	(209.1)
Net sales	7,853.4	8,818.7	-11%
[1]The item “Other products” primarily includes includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was $6.4 billion in the first nine months of 2019, an increase of $12.6 million compared to the first nine months of 2018. This was principally due to a $83.1 million, or 2%, increase in raw material and consumables used, mainly reflecting higher iron ore and energy costs, partially offset by a $70.5 million decrease in other costs mainly including a $69.7 million decrease in labor costs, a $20.5 million decrease in maintenance expenses and a $22.7 million increase in depreciation and amortization.

Selling, General & Administrative (SG&A) expenses in the first nine months of 2019 were $663.7 million, or 8% of net sales, an increase of $11.0 million compared to SG&A expenses in the first nine months of 2018 mainly due to a $22.7 million decrease in labor costs partially offset by a $5.7 million increase in freight and transportation costs and a $5.1 million increase in taxes.

Operating income in the first nine months of 2019 was $766.9 million, or 10% of net sales, compared to operating income of $1.7 billion, or 20% of net sales, in the first nine months of 2018. The following table outlines Ternium’s operating income by segment for the first nine months of 2019 and the first nine months of 2018:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	9M 2019	9M 2018	9M 2019	9M 2018	9M 2019	9M 2018	9M 2019	9M 2018
Net Sales	7,853.4	8,817.7	264.3	210.1	(264.3)	(209.1)	7,853.4	8,818.7
Cost of sales	(6,514.0)	(6,466.8)	(186.2)	(170.0)	264.1	213.3	(6,436.1)	(6,423.5)
SG&A expenses	(652.4)	(662.8)	(11.4)	(12.0)	—	—	(663.7)	(674.7)
Other operating income (expense), net	13.7	4.5	(0.4)	0.7	—	—	13.3	5.2
Operating income	700.8	1,692.6	66.3	28.9	(0.2)	4.2	766.9	1,725.7

EBITDA	1,149.7	2,111.8	101.7	68.9	(0.2)	4.2	1,251.2	2,184.8

Steel reporting segment

The steel segment’s operating income was $700.8 million in the first nine months of 2019, a decrease of $991.7 million compared to the operating income in the first nine months of 2018, mainly reflecting lower net sales.

Net sales of steel products in the first nine months of 2019 decreased 11% compared to the first nine months of 2018, reflecting a lower revenue per ton and a 393,000-ton decrease in shipments. Revenue per ton decreased 7% as a result of lower steel prices in Ternium's markets reflecting a strong pricing environment in the first nine months of 2018. Shipments decreased 4% year-over-year mainly as a result of lower volumes in Southern Region and Mexico, partially offset by higher shipments in Other Markets.

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	9M 2019	9M 2018	Dif.	9M 2019	9M 2018	Dif.	9M 2019	9M 2018	Dif.
Mexico	4,127.5	4,694.1	-12%	4,761.3	5,021.5	-5%	867	935	-7%
Southern Region	1,166.7	1,459.1	-20%	1,453.9	1,796.0	-19%	802	812	-1%
Other Markets	2,315.0	2,370.4	-2%	3,378.8	3,170.0	7%	685	748	-8%

Total steel products	7,609.2	8,523.5	-11%	9,594.0	9,987.5	-4%	793	853	-7%
Other products[1]	244.2	294.2	-17%

Steel segment	7,853.4	8,817.7	-11%
[1] The item “Other products” primarily includes includes Ternium Brasil’s and Ternium México’s electricity sales.

Operating cost remained unchanged as a 4% increase in operating cost per ton was offset by the above-mentioned 4% decrease in shipment volumes.

Mining reporting segment

The mining segment’s operating income was a gain of $66.3 million in the first nine months of 2019, compared to a gain of $28.9 million in the first nine months of 2018, reflecting higher iron ore sales partially offset by higher operating cost.

Net sales of mining products in the first nine months of 2019 were 26% higher than those in the first nine months of 2018, reflecting 31% higher revenue per ton partially offset by 4% lower shipments.

	Mining segment
	9M 2019	9M 2018	Dif.
Net Sales (million $)	264.3	210.1	26%
Shipments (thousand tons)	2,659.3	2,759.3	-4%
Revenue per ton ($/ton)	99	76	31%

Operating cost increased 10% year-over-year mainly due to a 13% increase in operating cost per ton, partially offset by the above-mentioned 4% decrease in shipment volumes.

EBITDA in the first nine months of 2019 was $1.3 billion, or 16% of net sales, compared with $2.2 billion, or 25% of net sales, in the first nine months of 2018.

Net financial results were $62.3 million loss in the first nine months of 2019, compared to $240.3 million loss in the first nine months of 2018. During the first nine months of 2019, Ternium’s net financial interest results totaled a loss of $45.1 million, compared with a loss of $86.2 million in the first nine months of 2018, mainly reflecting lower average indebtedness and interest rates.

Net foreign exchange results included a $115.2 million positive year-over-year difference mainly related to the effect of the fluctuations of the Argentine peso against the US dollar. In the first nine months of 2019, the Argentine peso depreciated 35% against the US dollar compared to 55% in the first nine months of 2018, resulting in a negative impact in Ternium Argentina’s US dollar financial position (which uses the Argentine peso as its functional currency).

Change in fair value of financial instruments included in net financial results was a $10.7 million loss in the first nine months of 2019 compared to a $103.1 million loss in the first nine months of 2018.

The effect of inflation on Ternium’s Argentine subsidiaries and associates’ short net monetary position, as a result of the application of IAS 29, was a gain of $91.6 million in the first nine months of 2019 compared to a $146.4 million gain in the first nine months of 2018.

Equity in results of non-consolidated companies was a gain of $37.1 million in the first nine months of 2019, compared to a gain of $54.9 million in the first nine months of 2018 mainly due to lower results from Ternium's investment in Usiminas.

Income tax expense in the first nine months of 2019 was $198.5 million, or 27% of income before income tax, compared to an income tax expense of $313.6 million, or 20% of income before income tax in the first nine months of 2018.

Net gain attributable to non-controlling interest in the first nine months of 2019 was $45.6 million, compared to a net gain of $70.6 million in the first nine months of 2018.

Cash Flow and Liquidity

Net cash provided by operating activities in the first nine months of 2019 was $1.3 billion. Working capital decreased by $414.8 million in the first nine months of 2019 as a result of a $313.1 million decrease in inventories and an aggregate $150.8 million decrease in trade and other receivables, partially offset by an aggregate $48.9 million net decrease in accounts payable and other liabilities. The inventory value decrease in the first nine months of 2019 was mainly due to a $204.3 million lower steel volume; $85.7 million inventory value decrease in raw materials, supplies and other; and $23.1 million lower cost of steel.

Capital expenditures in the first nine months of 2019 were $748.4 million, $401.9 million higher than in the first nine months of 2018 as Ternium's expansion plans gain momentum. The main investments carried out during the first nine months of 2019 included those made for new hot-rolling, hot-dipped galvanizing and painting production capacity in the company’s Pesquería industrial center, a new steel bar and coil mill in Colombia, improvement of environmental and safety conditions at certain facilities, the expansion of connectivity and equipment automation, and those made in the iron ore mining operations.

In the first nine months of 2019, Ternium's free cash flow7 was $513.4 million. Net proceeds from borrowings in the first nine months of 2019 reached $331.0 million. Net dividends paid to shareholders were $235.6 million and net dividends paid by subsidiaries to non-controlling interest were $24.5 million. As of September 30, 2019, Ternium’s net debt position was $1.5 billion.

Net cash provided by operating activities in the third quarter 2019 was $511.3 million. Working capital decreased by $208.4 million in the third quarter 2019 as a result of an aggregate $275.1 million decrease in trade and other receivables and $21.6 million decrease in inventories, partially offset by an aggregate $88.3 million decrease in accounts payable and other liabilities. In the third quarter 2019, Ternium's free cash flow8 was $254.0 million.

Conference Call and Webcast

Ternium will host a conference call on October 30, 2019, at 8:30 a.m. ET in which management will discuss third quarter 2019 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, construction, capital goods, container, food and energy industries through its manufacturing and service center network and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Notes

[1]	EBITDA in the third quarter 2019 equals operating income of $224.4 million adjusted to exclude depreciation and amortization of $157.3 million.

[2]	Consolidated EBITDA divided by steel shipments.

[3]
American Depositary Share (ADS). Each represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

[4]	Net debt position at September 30, 2019 equals borrowings of $2.4 billion less cash and equivalents plus other investments of $0.9 billion.

[5]	Operating cost per ton is equal to cost of sales plus SG&A, divided by shipments.

[6]	EBITDA in the first nine months of 2019 equals operating income of $766.9 million adjusted to exclude depreciation and amortization of $484.3 million.

[7]	Free cash flow in the first nine months of 2019 equals net cash provided by operating activities of $1.3 billion less capital expenditures of $748.4 million.

[8]	Free cash flow in the third quarter 2019 equals net cash provided by operating activities of $511.3 million less capital expenditures of $257.3 million.

Consolidated Income Statement

$ million	3Q 2019	3Q 2018	9M 2019	9M 2018
	(Unaudited)		(Unaudited)
Net sales	2,419.5	2,999.2	7,853.4	8,818.7
Cost of sales	(1,994.1)	(2,078.3)	(6,436.1)	(6,423.5)
Gross profit	425.4	920.9	1,417.4	2,395.2
Selling, general and administrative expenses	(208.3)	(216.9)	(663.7)	(674.7)
Other operating income, net	7.3	4.9	13.3	5.2
Operating income	224.4	708.9	766.9	1,725.7

Finance expense	(25.4)	(40.1)	(66.3)	(101.6)
Finance income	8.9	5.1	21.2	15.4
Other financial expenses, net	(15.6)	(54.9)	(17.2)	(154.2)
Equity in earnings of non-consolidated companies	1.9	22.6	37.1	54.9
Profit before income tax expense	194.1	641.6	741.7	1,540.3
Income tax expense	(83.5)	(80.8)	(198.5)	(313.6)
Profit for the period	110.6	560.8	543.2	1,226.7

Attributable to:
Owners of the parent	94.5	523.6	497.6	1,156.1
Non-controlling interest	16.1	37.2	45.6	70.6
Profit for the period	110.6	560.8	543.2	1,226.7

Consolidated Statement of Financial Position

$ million	September 30, 2019	December 31, 2018
	(Unaudited)	(Audited)
Property, plant and equipment, net	6,295.8	5,817.6
Intangible assets, net	945.0	1,012.5
Investments in non-consolidated companies	494.4	495.2
Deferred tax assets	128.5	134.2
Receivables, net	569.9	649.4
Trade receivables, net	1.8	4.8
Derivative financial instruments	0.0	0.8
Other investments	4.1	7.2
Total non-current assets	8,439.5	8,121.8

Receivables, net	375.0	309.8
Derivative financial instruments	4.7	0.8
Inventories, net	2,336.3	2,689.8
Trade receivables, net	994.8	1,128.5
Other investments	214.0	44.5
Cash and cash equivalents	637.7	250.5
Total current assets	4,562.5	4,423.9

Non-current assets classified as held for sale	2.1	2.1

Total assets	13,004.1	12,547.9

Capital and reserves attributable to the owners of the parent	6,536.3	6,393.3
Non-controlling interest	1,058.5	1,091.3

Total Equity	7,594.8	7,484.6

Provisions	593.9	644.0
Deferred tax liabilities	445.5	474.4
Other liabilities	424.7	414.5
Trade payables	0.9	0.9
Derivative financial instruments	0.1	—
Lease liabilities	279.3	65.8
Borrowings	1,751.3	1,637.1
Total non-current liabilities	3,495.7	3,236.8

Current income tax liabilities	32.4	150.3
Other liabilities	295.3	351.2
Trade payables	918.4	904.2
Derivative financial instruments	5.7	13.0
Lease liabilities	46.3	8.0
Borrowings	615.5	399.9
Total current liabilities	1,913.6	1,826.5

Total liabilities	5,409.3	5,063.3

Total equity and liabilities	13,004.1	12,547.9

Consolidated Statement of Cash Flows

$ million	3Q 2019	3Q 2018	9M 2019	9M 2018
	(Unaudited)		(Unaudited)

Profit for the period	110.6	560.8	543.2	1,226.7

Adjustments for:
Depreciation and amortization	157.3	147.5	484.3	459.2
Equity in earnings of non-consolidated companies	(1.9)	(22.6)	(37.1)	(54.9)
Changes in provisions	0.4	0.3	(2.3)	1.3
Net foreign exchange results and others	18.4	(86.7)	30.0	(19.3)
Interest accruals less payments	2.2	(5.9)	10.6	(13.0)
Income tax accruals less payments	15.8	(43.7)	(181.7)	(76.3)
Changes in working capital	208.4	(92.9)	414.8	(341.0)

Net cash provided by operating activities	511.3	456.8	1,261.8	1,182.6

Capital expenditures	(257.3)	(116.9)	(748.4)	(346.5)
Proceeds from the sale of property, plant & equipment	—	0.2	0.5	0.6
Acquisition of non-controling interest	(4.2)	—	(4.2)	—
(Loans to) recovery from non-consolidated companies	—	(24.5)	24.5	(24.5)
(Increase) decrease in other Investments	(184.4)	52.3	(166.5)	58.6

Net cash used in investing activities	(445.9)	(88.9)	(894.0)	(311.7)

Dividends paid in cash to company's shareholders	—	—	(235.6)	(215.9)
Dividends paid in cash to non-controlling interest	—	—	(24.5)	(20.9)
Financial Lease Payments	(12.8)	(1.2)	(36.2)	(5.0)
Proceeds from borrowings	263.6	579.2	1,133.0	1,105.2
Repayments of borrowings	(448.2)	(762.9)	(802.0)	(1,648.2)

Net cash (used in) provided by financing activities	(197.4)	(184.9)	34.7	(784.9)

(Decrease) increase in cash and cash equivalents	(131.9)	183.1	402.4	86.0

	Shipments				Shipments
Thousand tons	3Q 2019	2Q 2019	1Q 2019	3Q 2018	9M 2019	9M 2018

Mexico	1,628.6	1,569.3	1,563.4	1,525.2	4,761.3	5,021.5
Southern Region	503.8	507.8	442.3	546.5	1,453.9	1,796.0
Other Markets	924.3	1,255.7	1,198.8	1,071.3	3,378.8	3,170.0
Total steel segment	3,056.8	3,332.7	3,204.5	3,143.0	9,594.0	9,987.5
			0.0
Total mining segment	904.4	835.1	919.8	914.5	2,659.3	2,759.3

	Revenue / ton				Revenue /ton
$/ton	3Q 2019	2Q 2019	1Q 2019	3Q 2018	9M 2019	9M 2018

Mexico	820	872	911	997	867	935
Southern Region	806	793	810	928	802	812
Other Markets	643	693	709	810	685	748
Total steel segment	764	792	822	921	793	853

Total mining segment	124	92	82	73	99	76

	Net Sales				Net Sales
$ million	3Q 2019	2Q 2019	1Q 2019	3Q 2018	9M 2019	9M 2018

Mexico	1,334.9	1,367.7	1,424.9	1,521.3	4,127.5	4,694.1
Southern Region	406.0	402.5	358.2	506.9	1,166.7	1,459.1
Other Markets	594.7	870.0	850.3	867.9	2,315.0	2,370.4
Total steel products	2,335.6	2,640.2	2,633.4	2,896.2	7,609.2	8,523.5
Other products[1]	83.9	85.6	74.7	102.8	244.2	294.2
Total steel segment	2,419.5	2,725.8	2,708.1	2,999.0	7,853.4	8,817.7

Total mining segment	111.7	76.8	75.8	66.6	264.3	210.1
			0.0
Total steel and mining segments	2,531.2	2,802.6	2,783.9	3,065.6	8,117.7	9,027.8

Intersegment eliminations	(111.7)	(76.8)	(75.8)	(66.4)	(264.3)	(209.1)

Total net sales	2,419.5	2,725.8	2,708.1	2,999.2	7,853.4	8,818.7
1 The item “Other products” primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Consolidated Income Statements adjusted to reflect the application of IAS 29 to the financial reporting of Ternium’s Argentine subsidiaries.

$ million	2Q 2019	1Q 2019
	(Unaudited)
Net sales	2,725.8	2,708.1
Cost of sales	(2,251.1)	(2,190.9)
Gross profit	474.7	517.2
Selling, general and administrative expenses	(239.8)	(215.6)
Other operating (expenses) income, net	0.5	5.6
Operating income	235.4	307.2

Finance expense	(21.3)	(19.6)
Finance income	6.4	5.8
Other financial expenses, net	12.3	(13.8)
Equity in earnings of non-consolidated companies	20.3	14.9
Profit before income tax expense	253.1	294.4
Income tax expense	(46.0)	(69.1)
Profit for the period	207.2	225.4

Attributable to:
Owners of the parent	184.8	218.3
Non-controlling interest	22.3	7.1
Profit for the period	207.2	225.4

EBITDA[1]	401.5	468.0

1EBITDA equals operating income of $235.4 million in the second quarter 2019 and $307.2 million in the first quarter 2019, adjusted to exclude depreciation and amortization of $166.1 million and $160.8 million, respectively.